

16004376

P.E. 12/31/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ____________________

Commission file number 333-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 22, 2016

By: 
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-116022) on Form S-8 of our report dated June 16, 2016 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2015.

Plante & Moran PLLC

Chicago, Illinois
June 16, 2016

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Financial Report

December 31, 2015

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
QCR Holdings, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran PLLC

Chicago, Illinois
June 16, 2016

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2015	2014
Assets		
Cash - Non-interest bearing	$ 6,350	$ 4,802
Investments at fair value	41,356,593	36,705,980
Participant notes receivable	733,586	532,996
Employer contribution receivable	1,265,969	1,337,420
Net Assets Available for Benefits	**$ 43,362,498**	**$ 38,581,198**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2015	2014
Additions to Net Assets		
Contributions:		
Employer	$ 1,265,969	$ 1,337,420
Participant	2,650,821	2,437,127
Rollover	1,302,873	204,846
Total contributions	5,219,663	3,979,393
Investment income:		
Interest and dividends	1,541,031	1,822,947
Net realized and unrealized (losses) gains on investments	(126,220)	301,020
Total investment income	1,414,811	2,123,967
Interest from participant notes receivable	26,925	20,408
Total additions	6,661,399	6,123,768
Deductions from Net Assets		
Benefits paid to participants	1,762,175	2,645,841
Administrative expenses	117,924	110,285
Total deductions	1,880,099	2,756,126
Net Increase in Net Assets Available for Benefits	4,781,300	3,367,642
Net Assets Available for Benefits		
Beginning of year	38,581,198	35,213,556
End of year	**$ 43,362,498**	**$ 38,581,198**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., and its subsidiaries, Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, and M2 Lease Funds, LLC, (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes discretionary matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. There was no profit-sharing contribution for the year ended December 31, 2015. The Company's discretionary profit-sharing contributions for the year ended December 31, 2014 was $198,800. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a common collective trust fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2015 and 2014. All contributions are allocated according to the participants' investment directions.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's discretionary matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. Vesting is based on years of continuous service beginning at 20 percent after 1 year of service and increasing 20 percent for each year of continuous service thereafter. A participant is 100 percent vested after 5 years of continuous service.

Participant Notes Receivable - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for notes receivable used to acquire a principal residence. For the years ended December 31, 2015 and 2014, interest rates were fixed at the prime rate plus 1 percent at the note inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, disability, or hardship, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions.

Revenue Sharing - The Company has a revenue sharing agreement in place whereby fees earned by some of the mutual fund companies are shared with the Plan, which are used for the benefit of the Plan to pay administrative expenses. For the years ended December 31, 2015 and 2014, expenses to the Plan were reduced by $25,829 and $20,316, respectively, as these were paid under the revenue sharing agreement.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Note 2 - Summary of Significant Accounting Policies (Continued)

Change in Presentation - The presentation of the common collective trust fund investment as of December 31, 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board, and had no effect on total net assets available for benefits or the change in net assets available for benefits.

Investment Valuation - The Plan's investments are stated at fair value. The common collective trust fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust fund. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date (see Note 3).

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest. Participant notes receivable are written off and considered deemed distributions in the quarter after the notes receivable become delinquent.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

New Accounting Pronouncements - During 2015, the Plan adopted Accounting Standards Update (ASU) Nos. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Part II of ASU No. 2015-12 was applicable to the Plan. Part II modified the investment disclosures under ASC 820 and 962. These standards were adopted retrospectively and had no impact on the Plan's net assets or changes in net assets.

Note 3 - Fair Value Measurement of Investments

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Note 3 - Fair Value Measurement of Investments (Continued)

Level 3 - Unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during 2015 and 2014.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2015

	Total	Level 1
Mutual funds	33,434,178	33,434,178
QCR Holdings, Inc. common stock	7,075,707	7,075,707
Total investments measured at fair value	$ 40,509,885	40,509,885
Investments measured at NAV:		
Common collective trust fund	846,708	
Total investments at fair value	$ 41,356,593	

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014

	Total	Level 1
Mutual funds	31,093,204	31,093,204
QCR Holdings, Inc. common stock	4,884,689	4,884,689
Total investments measured at fair value	$ 35,977,893	$ 35,977,893
Investments measured at NAV:		
Common collective trust fund	728,087	
Total investments at fair value	$ 36,705,980	

Note 3 - Fair Value Measurement of Investments (Continued)

The Plan also holds other assets not measured at fair value on a recurring basis, including cash, participant notes receivable, and other receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. The basis of fair value for cash is a Level 1 measurement and the participant notes receivable and other receivables are considered Level 2 measurements.

Note 4 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. In addition, the Company pays certain expenses for the Plan. These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 6 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2012.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$ 43,362,498	$ 38,581,198
Adjustment from contract value to fair value	-	11,233
Net assets available for benefits per Form 5500	$ 43,362,498	$ 38,592,431

	2015	2014
Net increase in net assets available for benefits per the financial statements	$ 4,781,300	$ 3,367,642
Change in adjustment from contract value to fair value	(11,233)	5,211
Net increase in net assets available for benefits per Form 5500	$ 4,770,067	$ 3,372,853

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2015

(a)	(b) Issue	(c) Description	(d) Cost	(e) Current Value
**	QCR Holdings, Inc. Stock	Common stock	*	7,075,707
	American Fds AMCAP Fund	Mutual fund	*	4,454,121
	Vanguard Index 500 Fund - Admr	Mutual fund	*	4,311,717
	American Fds EuroPacific Growth	Mutual fund	*	4,028,784
	Vanguard Windsor II Fund - Admr	Mutual fund	*	3,207,085
	Dreyfus/The Boston Co Sm/Md Cap Gr I	Mutual fund	*	2,543,972
	Lord Abbett Value Opportunities	Mutual fund	*	2,259,097
	Western Asset Core Plus Bond I	Mutual fund	*	1,740,755
	Prudential Absolute Return Bond - Z	Mutual fund	*	1,270,006
	Vanguard Target Retirement 2025 Fund	Mutual fund	*	1,187,284
	Oppenheimer Developing Market - Y	Mutual fund	*	1,016,959
	American Fds Capital World Growth & Inc.	Mutual fund	*	954,028
	Templeton Global Bond Fund/United States Advisor	Mutual fund	*	939,983
	Vanguard Mid-Cap Index Fund	Mutual fund	*	881,894
	Vanguard Small-Cap Index Fund	Mutual fund	*	849,983
	Vanguard Total Stock Market Index Fund - Inv	Mutual fund	*	839,950
	Vanguard Target Retirement 2015 Fund	Mutual fund	*	707,106
	DFA International Small Cap Value Portfolio	Mutual fund	*	645,474
	Vanguard Target Retirement 2030 Fund	Mutual fund	*	382,298
	Vanguard Target Retirement 2035 Fund	Mutual fund	*	305,797
	Vanguard Target Retirement 2045 Fund	Mutual fund	*	285,167
	Vanguard Target Retirement 2050 Fund	Mutual fund	*	242,002
	Vanguard Target Retirement 2040 Fund	Mutual fund	*	153,069
	Vanguard Money Market Prime Portfolio Fund #30	Mutual fund	*	78,896
	Vanguard Target Retirement 2020 Fund	Mutual fund	*	72,002
	Vanguard Target Retirement Income Fund	Mutual fund	*	66,949
	Vanguard Target Retirement 2055 Fund	Mutual fund	*	7,325
	Vanguard Target Retirement 2010 Fund	Mutual fund	*	2,256
	Vanguard Target Retirement 2060 Fund	Mutual fund	*	219
	Key Bank EB Managed GIC Fund	Common collective trust fund	*	846,708
		Subtotal		**41,356,593**
	Participant notes receivable	bearing interest at rates of 4.25% to 4.50%	*	733,586
		Total		**$ 42,090,179**

* Cost information not required for participant-directed investments
** Party-in-interest, as defined by ERISA